Preliminary Terms To prospectus dated November 16, 2020 and prospectus supplement for commodity-linked partial principal at risk securities dated November 16, 2020 Morgan Stanley Finance LLC	Amendment No. 1 dated May 26, 2022 relating to Preliminary Terms No. 5,235 Registration Statement Nos. 333-250103; 333-250103-01 Dated May 25, 2022; Rule 433
Structured Investments

Morgan Stanley Finance LLC
$
Commodity-Linked Partial Principal at Risk Securities Linked to RBOB Gasoline due August 31, 2022

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

General

•	The securities are designed for investors who are concerned about principal risk, but seek an RBOB gasoline-based return, and who are willing to risk 6.90% of their principal in exchange for the repayment of at least 93.10% of principal at maturity. Investors should be willing to forgo current income and be willing to lose up to 6.90% of their principal. Investors will receive a positive return on the securities at maturity only if the Commodity appreciates by more than 6.90% from the Initial Commodity Price to the Final Commodity Price.

•	Unsecured obligations of Morgan Stanley Finance LLC (“MSFL”), fully and unconditionally guaranteed by Morgan Stanley, maturing August 31, 2022†.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.

•	The securities are expected to price on or about May 27, 2022 and are expected to settle on or about June 2, 2022.

•	All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Terms

Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Principal Amount:	$1,000 per security
Commodity:	RBOB gasoline (the “Commodity”) (Bloomberg ticker: XB1. The Bloomberg ticker is being provided for reference purposes only. The Commodity Price on any trading day will be determined based on the price published by the NYMEX Division and, notwithstanding the Bloomberg ticker provided for reference purposes, such price may be based on the second nearby month futures contract, as further described under “Commodity Price” below.)
Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 Principal Amount, of $931.00 plus the Supplemental Redemption Amount, which may be zero.

You will lose up to 6.90% of the Principal Amount of your securities if the Commodity does not appreciate by at least 6.90% from the Initial Commodity Price to the Ending Commodity Price.

Supplemental Redemption Amount:	$1,000 × the Commodity Return × the Participation Rate; provided that the Supplemental Redemption Amount will not be less than zero
Participation Rate:	100%
Commodity Return:	The performance of the Commodity from the Initial Commodity Price to the Final Commodity Price, calculated as follows: (Final Commodity Price – Initial Commodity Price) / Initial Commodity Price
Minimum Payment Amount:	$931.00 (93.10% of the Principal Amount)
Initial Commodity Price:	The Commodity Price on the Pricing Date, subject to adjustment for non-trading days and certain market disruption events.
Final Commodity Price:	The Commodity Price on the Valuation Date
Commodity Price:	On any date, the official settlement price per gallon of New York Harbor reformulated gasoline blendstock for oxygen blending on the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (the “NYMEX Division”) of the first nearby month futures contract, stated in U.S. cents, as made public by the NYMEX Division on such date; provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX Division), then the second nearby month futures contract on such date.
Valuation Date†:	August 26, 2022
Maturity Date†:	August 31, 2022
Pricing Date:	May 27, 2022
Issue Date:	June 2, 2022
No listing:	The securities will not be listed on any securities exchange.
Estimated value on the Pricing Date:	Approximately $976.30 per security, or within $56.30 of that estimate. See “Additional Terms Specific To The Securities” on page 2.
CUSIP / ISIN:	61773QVT3/ US61773QVT39
†	Subject to postponement in the event of a market disruption event as described in the accompanying prospectus supplement for commodity-linked partial principal at risk securities.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page S-27 of the accompanying prospectus supplement for commodity-linked partial principal at risk securities and “Selected Risk Considerations” beginning on page 6 of these preliminary terms.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for commodity-linked partial principal at risk securities) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for commodity-linked partial principal at risk securities and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement for commodity-linked partial principal at risk securities and these preliminary terms if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying prospectus supplement for commodity-linked partial principal at risk securities and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(1)(2)	Proceeds to Us(3)
Per security	$1,000	$2.50	$997.50
Total	$	$	$
(1)	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the securities. The placement agents will forgo fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $2.50 per $1,000 Principal Amount of securities.

(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in these preliminary terms for information about fees and commissions.

(3)	See “Use of Proceeds and Hedging” on page 11.

The agent for this offering, Morgan Stanley & Co. LLC (“MS & Co.”), is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Plan of Distribution; Conflicts of Interest” below.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Morgan Stanley

May 25, 2022

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

You should read these preliminary terms together with the prospectus dated November 16, 2020, as supplemented by the prospectus supplement for commodity-linked partial principal at risk securities dated November 16, 2020. These securities are an issuance of our commodity-linked partial principal at risk securities and their terms are further described in the prospectus supplement for commodity-linked partial principal at risk securities. These preliminary terms, together with the documents listed below, contain the terms of the securities and supersede all other prior or contemporaneous oral statements, as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for commodity-linked partial principal at risk securities, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

You may access these documents on the SEC website at.www.sec.gov as follows (or, if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement for Commodity-Linked Partial Principal at Risk Securities dated November 16, 2020:

https://www.sec.gov/Archives/edgar/data/895421/000095010320022222/dp140494_424b2-psclinkrisk.htm

•	Prospectus dated November 16, 2020:

https://www.sec.gov/Archives/edgar/data/895421/000095010320022190/dp140485_424b2-base.htm

Terms used in these preliminary terms are defined in the prospectus supplement for commodity-linked partial principal at risk securities or in the prospectus.

The original issue price of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the Pricing Date will be less than $1,000. We estimate that the value of each security on the Pricing Date will be approximately $976.30, or within $56.30 of that estimate. Our estimate of the value of the securities as determined on the Pricing Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Pricing Date?

In valuing the securities on the Pricing Date, we take into account that the securities comprise both a debt component and a performance-based component linked to the Commodity. The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the Commodity, instruments based on the Commodity, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the securities?

In determining the economic terms of the securities, including the Minimum Payment Amount and the Participation Rate, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the Pricing Date and the secondary market price of the securities?

The price at which MS & Co. purchases the securities in the secondary market, absent changes in market conditions, including those related to the Commodity, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors.

MS & Co. may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time.

What is the Total Return on the Securities at Maturity Assuming a Range of Performance for the Commodity?

The following table and graph illustrate the hypothetical total return on the securities at maturity. The “total return” as used in these preliminary terms is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount security to $1,000. The hypothetical total returns set forth below assume an Initial Commodity Price of 380.00¢. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the securities. As indicated by the graph and the table, if the Commodity does not appreciate by at least 6.90% from the Initial Commodity Price to the Final Commodity Price, you will lose up to 6.90% of the Principal Amount of your securities, even if the Commodity has appreciated.

Final Commodity Price	Commodity Return	Payment on Securities (per $1,000)	Total Return on Securities
570.00¢	50.00%	$1,431.00	43.10%
494.00¢	30.00%	$1,231.00	23.10%
456.00¢	20.00%	$1,131.00	13.10%
418.00¢	10.00%	$1,031.00	3.10%
406.22¢	6.90%	$1,000.00	0.00%
399.00¢	5.00%	$981.00	-1.90%
380.00¢	0.00%	$931.00	-6.90%
342.00¢	-10.00%	$931.00	-6.90%
304.00¢	-20.00%	$931.00	-6.90%
266.00¢	-30.00%	$931.00	-6.90%
228.00¢	-40.00%	$931.00	-6.90%
190.00¢	-50.00%	$931.00	-6.90%
0.00¢	-100.00%	$931.00	-6.90%

Hypothetical Examples of Payment at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The price of the Commodity increases from the Initial Commodity Price of 380.00¢ to a Final Commodity Price of 494.00¢. The investor receives a Payment at Maturity of $1,231.00 per $1,000 Principal Amount security, calculated as follows:

$931.00 + ($1,000 x 30%) = $1,231.00

Example 2: The price of the Commodity increases from the Initial Commodity Price of 380.00¢ to a Final Commodity Price of 399.00¢. Although the Final Commodity Price of 399.00¢ is greater than the Initial Commodity Price of 380.00¢, the investor receives a Payment at Maturity of $981.00 per $1,000 Principal Amount security (reflecting a loss of 1.90% of the Principal Amount at maturity), calculated as follows:

$931.00 + ($1,000 x 5%) = $981.00

In this example, even though the investor receives a positive Supplemental Redemption Amount equal to $50, the Commodity has not appreciated sufficiently for the investor not to suffer a loss of principal. Investors will receive a positive return on the securities at maturity only if the Commodity appreciates by more than 6.90% from the Initial Commodity Price to the Final Commodity Price.

Example 3: The price of the Commodity decreases from the Initial Commodity Price of 380.00¢ to a Final Commodity Price of 266.00¢.

Because the Final Commodity Price of 266.00¢ is less than the Initial Commodity Price of 380.00¢, the Supplemental Redemption Amount is equal to $0 and the investor receives a Payment at Maturity of $931.00 per $1,000 Principal Amount security (reflecting a loss of 6.90% of the Principal Amount at maturity).

Selected Purchase Considerations

•	APPRECIATION POTENTIAL; MINIMUM PAYMENT AMOUNT OF 93.10% OF THE PRINCIPAL AMOUNT AT MATURITY – The securities provide the opportunity to participate in any appreciation of the Commodity at maturity on an unleveraged basis. However, investors will receive a positive return on the securities at maturity only if the Commodity appreciates by more than 6.90% from the Initial Commodity Price to the Final Commodity Price. Investors will receive at maturity at least the Minimum Payment Amount of $931.00 per $1,000 Principal Amount security regardless of the performance of the Commodity. Because the securities are our unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	SECURITIES LINKED TO RBOB GASOLINE — RBOB gasoline is a New York harbor reformulated gasoline blendstock for oxygen blending (“RBOB”) futures contract traded on the NYMEX in units of 42,000 gallons. The contract is based on delivery at petroleum products terminals in New York harbor. RBOB is a wholesale non-oxygenated blendstock traded in the New York Harbor barge market that is ready for the addition of 10% ethanol at the truck rack. For additional information about RBOB gasoline, see “Selected Risk Considerations—Risks Relating to the Commodity” below.

•	TAX CONSIDERATIONS – Notwithstanding that the securities do not provide for the full repayment of their principal amount at or prior to maturity under all circumstances, in the opinion of our counsel, Davis Polk & Wardwell LLP, the securities should be treated as “short-term securities” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Short-Term Securities,” and the remainder of this discussion assumes this treatment is correct. No statutory, judicial or administrative authority directly addresses the treatment of the securities or instruments similar to the securities for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the securities. As a result, certain aspects of the tax treatment of an investment in the securities are uncertain.

Under applicable Treasury regulations, the securities will be treated as being issued at a discount equal to the excess of the sum of all payments on the securities over their issue price. However, there is significant uncertainty as to how to calculate the discount where the amount payable on a short-term security, such as the securities, will not be known until maturity. Accordingly, investors should consult their tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of securities.

Subject to the foregoing, if you are a U.S. Holder using an accrual method of tax accounting (or a U.S. Holder using a cash method of tax accounting that has elected to include the discount on the securities in income currently), you generally will be required to include the discount as ordinary income as it accrues on a straight-line basis. Any gain recognized on the sale or exchange, or at maturity, of the securities generally will be treated as ordinary income to the extent of accrued discount that has not been previously recognized as income, and all other gain generally will be treated as short-term capital gain. Any loss recognized on the sale or exchange, or at maturity, of the securities generally will be treated as short-term capital loss.

You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the securities.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

In addition, Section 871(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Because the securities reference a commodity that is not treated for U.S. federal income tax purposes as an Underlying Security, payment on the securities to Non-U.S. Holders should not be subject to Section 871(m).

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing in the Commodity or in futures or forward contracts on the Commodity. The material risks relating to the securities are described below and are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for commodity-linked partial principal at risk securities and prospectus.

Risks Relating to an Investment in the Securities

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee the return of more than 93.10% of the $1,000 Principal Amount per security at maturity. If the Final Commodity Price is less than or equal to the Initial Commodity Price, you will receive only $931.00 per $1,000 Principal Amount security. In addition, if the Commodity does not appreciate by at least 6.90% from the Initial Commodity Price to the Final Commodity Price, you will lose up to 6.90% of the Principal Amount of your securities, even if the Commodity has appreciated.

•	THE SECURITIES DO NOT PAY INTEREST – Unlike ordinary debt securities, the securities do not pay interest and provide a Minimum Payment Amount of only 93.10% of principal at maturity.

•	THE SECURITIES ARE SUBJECT TO OUR CREDIT RISK, AND ANY ACTUAL OR ANTICIPATED CHANGES TO OUR CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES – You are dependent on our ability to pay all amounts due on the securities at maturity and therefore you are subject to our credit risk. If we default on our obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the securities.

•	AS A FINANCE SUBSIDIARY, MSFL HAS NO INDEPENDENT OPERATIONS AND WILL HAVE NO INDEPENDENT ASSETS – As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

•	THE AMOUNT PAYABLE ON THE SECURITIES IS NOT LINKED TO THE PRICE OF THE COMMODITY AT ANY TIME OTHER THAN THE VALUATION DATE – The Final Commodity Price will be based on the Commodity Price on the Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Commodity appreciates prior to the Valuation Date, but then drops by the Valuation Date, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Commodity prior to such drop. Although the actual price of the Commodity on the stated Maturity Date or at other times during the term of the securities may be higher than the Final Commodity Price, the Payment at Maturity will be based solely on the Commodity Price on the Valuation Date.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – The value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the market price of the Commodity and futures contracts on the Commodity at any time and, in particular, on the Valuation Date;

•	the volatility (frequency and magnitude of changes in price) of the Commodity;

•	the price and volatility of the futures contracts on the Commodity;

•	trends of supply and demand for the Commodity at any time, as well as the effects of speculation or any government actions that could affect the markets for the Commodity;

•	interest and yield rates in the market;

•	time remaining until the securities mature;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the price of the Commodity or commodities markets generally and which may affect the Final Commodity Price of the Commodity; and

•	our creditworthiness, including actual or anticipated changes in our credit ratings or credit spreads.

•	INVESTING IN THE SECURITIES IS NOT EQUIVALENT TO INVESTING IN THE COMMODITY OR IN FUTURES CONTRACTS OR FORWARD CONTRACTS ON THE COMMODITY – By purchasing the securities, you do not purchase any entitlement to the Commodity or futures contracts or forward contracts on the Commodity.

Further, by purchasing the securities, you are taking credit risk to us and not to any counter-party to futures contracts or forward contracts on the Commodity.

•	THE RATE WE ARE WILLING TO PAY FOR SECURITIES OF THIS TYPE, MATURITY AND ISSUANCE SIZE IS LIKELY TO BE LOWER THAN THE RATE IMPLIED BY OUR SECONDARY MARKET CREDIT SPREADS AND ADVANTAGEOUS TO US. BOTH THE LOWER RATE AND THE INCLUSION OF COSTS ASSOCIATED WITH ISSUING, SELLING, STRUCTURING AND HEDGING THE SECURITIES IN THE ORIGINAL ISSUE PRICE REDUCE THE ECONOMIC TERMS OF THE SECURITIES, CAUSE THE ESTIMATED VALUE OF THE SECURITIES TO BE LESS THAN THE ORIGINAL ISSUE PRICE AND WILL ADVERSELY AFFECT SECONDARY MARKET PRICES – Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as Issuer make the economic terms of the securities less favorable to you than they otherwise would be.

•	THE ESTIMATED VALUE OF THE SECURITIES IS DETERMINED BY REFERENCE TO OUR PRICING AND VALUATION MODELS, WHICH MAY DIFFER FROM THOSE OF OTHER DEALERS AND IS NOT A MAXIMUM OR MINIMUM SECONDARY MARKET PRICE – These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the Pricing Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your securities in the secondary market (if any exists) at any time. The value of your securities at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “Many economic and market factors will impact the value of the securities” above.

•	LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. MS & Co. may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

•	POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

As calculation agent, Morgan Stanley Capital Group Inc. may make certain determinations that may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events or calculation of the Commodity Price in the event of a market disruption event. These potentially subjective determinations may adversely affect the payout to you at maturity. For further information regarding these types of determinations, see “Description of Securities—General Terms of the Securities—Some definitions—“determination Date,”” “—“market disruption event”” and related definitions in the accompanying prospectus supplement.

Additionally, some of our affiliates also trade the Commodity and other financial instruments related to the Commodity on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the Pricing Date could potentially increase the Initial Commodity Price. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the price of the Commodity and the value of the securities. In addition, MS & Co. has determined the estimated value of the securities on the Pricing Date.

•	HEDGING AND TRADING ACTIVITY BY OUR AFFILIATES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE SECURITIES – One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the securities (and possibly to other instruments related or linked to the Commodity), including trading in the Commodity or swaps or futures contracts on the Commodity and possibly in other instruments related to the Commodity. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Valuation Date approaches. Some of our affiliates also trade the Commodity and other financial instruments related to the Commodity on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the Pricing Date could potentially increase the Initial Commodity Price and, therefore, could increase the price at or above which the Commodity must close on the Valuation Date so that you do not suffer a loss on your initial investment in the securities. Additionally, such hedging or trading activities during the term of the securities, including on the Valuation Date, could adversely affect the Commodity Price on the Valuation Date and, accordingly, whether you will receive less than the Principal Amount of the securities at maturity.

•	THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an “open transaction” for U.S. federal income tax purposes, the offering of the securities will be terminated.

Risks Relating to the Commodity

•	SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY – The Payment at Maturity is linked exclusively to the price of RBOB gasoline and not to a diverse basket of commodities or a broad-based commodity index. The price of RBOB gasoline may not correlate to, and may diverge significantly from, the prices of commodities generally. Because the securities are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of RBOB gasoline may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen.

•	The return on the securities is linked to a single commodity, and the price of RBOB Gasoline may change unpredictably and affect the value of the securities in unforeseen ways – RBOB gasoline is a New York harbor reformulated gasoline blendstock for oxygen blending (“RBOB”) futures contract traded on the NYMEX in units of 42,000 gallons. The contract is based on delivery at petroleum products terminals in New York harbor. RBOB is a wholesale non-oxygenated blendstock traded in the New York Harbor barge market that is ready for the addition of 10% ethanol at the truck rack.

The level of demand for non-oxygenated gasoline is primarily influenced by the level of global industrial activity. In addition, the demand has seasonal variations, which occur during the “driving seasons” usually considered the summer months in North America and Europe. Further, as RBOB is derived from crude oil, the price of crude oil also influences the price of RBOB.

Crude oil in turn is influenced by global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions. Demand for refined petroleum products by consumers, as well as by the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity, developments in production technology such as fracking and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents, acts of terrorism or cyberattacks, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.

More recently, prior to and since Russia’s further invasion of Ukraine, the price of oil has been volatile and increased significantly. This conflict has led to disruptions in the supply of oil and caused fluctuations in the price of oil, and changing geopolitical conditions and political events in Europe, the Middle East and elsewhere are likely to cause continued volatility in the price of oil. In addition, on March 8, 2022, the U.S. Government issued an executive order banning the import of Russian oil to the United States. The U.S. Congress has also passed legislation to ban imports of Russian oil. These actions, and similar governmental, regulatory or legislative actions in the United States or in other jurisdictions, including, without limitation, sanctions-related actions by the U.S. or foreign governments, could cause prices of oil futures contracts to become even more volatile and unpredictable. Any of these developments could adversely affect the price of RBOB and, therefore, the value of the securities and the Payment at Maturity.

•	An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities – The securities have returns based on the change in price of futures contracts on the Commodity, not the change in the spot price of the actual physical commodity to which such futures contracts relate. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the price of a physical commodity reflects the value of such commodity upon immediate delivery, which is referred to as the spot price. Several factors can result in differences between the price of a commodity futures contract and the spot price of a commodity, including the cost of storing such commodity for the length of the futures contract, interest costs related to financing the purchase of such commodity and expectations of supply and demand for such commodity. While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact. In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related Commodity, especially over longer periods of time. Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

•	DIFFERENCES BETWEEN FUTURES PRICES AND THE SPOT PRICE OF RBOB GASOLINE MAY DECREASE THE AMOUNT PAYABLE AT MATURITY – The Initial Commodity Price and Final Commodity Price that are used to determine the Payment at Maturity on the securities are determined by reference to the settlement price of the first nearby month futures contract for RBOB gasoline on the Pricing Date and the Valuation Date, respectively; provided that if any such date falls on the last trading day of such futures contract, then the second nearby month futures contract on such date will be used, and will not therefore reflect the spot price of RBOB gasoline on such dates. The market for futures contracts on RBOB gasoline has experienced periods of backwardation, in which futures prices are lower than the spot price, and periods of contango, in which futures prices are higher than the spot price. If the contract is in contango on the Pricing Date or in backwardation on the Valuation Date, the amount payable at maturity on the securities may be less than if the Initial Commodity Price or the Final Commodity Price, respectively, was determined with reference to the spot price.

•	Suspension or disruptions of market trading in RBOB gasoline futures contracts may adversely affect the value of the securities – The futures market for RBOB gasoline is subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of RBOB gasoline futures contracts and, therefore, the value of the securities.

•	Legal and regulatory changes could adversely affect the return on and value of your securities – Futures contracts and options on futures contracts, including those related to the Commodity, are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in certain commodity futures contracts and swaps, futures and options that are economically equivalent to such contracts. While the effects of these or other regulatory developments are difficult to predict, when adopted, such rules may have the effect of making the markets for commodities, commodity futures contracts, options on futures contracts and other related derivatives more volatile and over time potentially less liquid. Such restrictions may force market participants, including us and our affiliates, or such market participants may decide, to sell their positions in such futures contracts and other instruments subject to the limits. If this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in commodity prices, in the price of such commodity futures contracts or instruments and potentially, the value of the securities.

Additional Terms of the Securities

Terms used but not defined in these preliminary terms are defined in the prospectus supplement for commodity-linked partial principal at risk securities or in the prospectus.

Denominations:

$1,000 per security and integral multiples thereof

Issuer Notice to Registered Security Holders, the Trustee and the Depositary

In the event that the Maturity Date is postponed due to postponement of the Valuation Date, the Issuer shall give notice of such postponement and, once it has been determined, of the date to which the Maturity Date has been rescheduled (i) to each registered holder of the securities by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the Trustee by facsimile, confirmed by mailing such notice to the trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “depositary”) by telephone or facsimile, confirmed by mailing such notice to the depositary by first class mail, postage prepaid. Any notice that is mailed to a registered holder of the securities in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. The Issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the Maturity Date, the business day immediately preceding the scheduled Maturity Date, and (ii) with respect to notice of the date to which the Maturity Date has been rescheduled, the business day immediately following the actual Valuation Date as postponed.

The Issuer shall, or shall cause the Calculation Agent to, (i) provide written notice to the trustee at its New York office, on which notice the Trustee may conclusively rely, and to the depositary of the Payment at Maturity on or prior to 10:30 a.m. (New York City time) on the business day preceding the Maturity Date and (ii) deliver the aggregate cash amount due with respect to the securities to the Trustee for delivery to the depositary, as holder of the securities, on the Maturity Date.

Additional Information About the Securities

Use of Proceeds and Hedging

The proceeds from the sale of the securities will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per security issued, because, when we enter into hedging transactions in order to meet our obligations under the securities, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the securities borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the securities.

On or prior to the Pricing Date, we will hedge our anticipated exposure in connection with the securities by entering into hedging transactions with our affiliates and/or third-party dealers. We expect our hedging counterparties to take positions in the Commodity or futures contracts or forward contracts on the Commodity or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could increase the price of the Commodity on the Pricing Date and, therefore, could increase the price at or above which the Commodity must close on the Valuation Date so that you do not suffer a loss on your initial investment in the securities. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the securities, including on the Valuation Date, by purchasing and selling the Commodity or futures contracts or forward contracts on the Commodity or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities, including by selling any instruments during the term of the securities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Valuation Date approaches. We cannot give any assurance that our hedging activities will not affect the price of the Commodity, and, therefore, adversely affect the value of the securities or the payment you will receive at maturity. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

Historical Information

The following graph sets forth the daily prices of RBOB gasoline from January 1, 2017 through May 19, 2022. The Commodity Price on May 19, 2022 was 383.17¢. We obtained the information in the graph from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of the Commodity should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on the Valuation Date. We cannot give you assurance that the performance of the Commodity will result in the return of more than 93.10% your initial investment, subject to our credit risk.

Historical Performance of RBOB Gasoline

Supplemental Plan of Distribution; Conflicts of Interest

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer or one of its affiliates that will not exceed $2.50 per $1,000 Principal Amount of securities, but will forgo any fees for sales to certain fiduciary accounts.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the securities. When MS & Co. prices this offering of securities, it will determine the economic terms of the securities such that for each security the estimated value on the Pricing Date will be no lower than the minimum level described in “Additional Terms Specific To The Securities” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.